September 4, 2009

Larry Spirgel
Assistant Director

Robert S. Littlepage
Accounting Branch Chief
Division of Corporation Finance
Mail Stop 3720
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	AccessKey IP, Inc. Item 4.02 Form 8-K Filed August 19, 2009 File No. 000-53664

Dear Mr. Spirgel:

Please find the following response to the comment in your letter dated August 21, 2009.

Form 8-K
Item 4.02

1.           Please tell us if your certifying officers have considered the effect of the errors on the accuracy of prior disclosures regarding disclosure controls and procedures under Items 307 of Regulation S-K. If such officers have concluded that their previous conclusions regarding effectiveness were incorrect with respect to the periods to be restated, you should disclose this determination. Otherwise, please explain to us why the discovery of these errors did not affect your conclusions regarding the effectiveness of disclosure controls and procedures.

RESPONSE:

The Company became a Section 12(g) reporting company on July 7, 2009 when its Form 10 statement filed with the Securities Exchange Commission on May 7, 2009 became effective.  The errors related to the audited financial statements for the years ended December 31, 2007 and December 31, 2008 and unaudited financial statements for the quarterly period ended March 31, 2009 included in its Form 10. As such, the Company did not have any prior disclosures regarding disclosure controls and procedures under Item 307 of Regulation S-K with respect to the periods to be restated.  The Company made its first periodic report for the quarter ended June 30, 2009 on Form 10-Q on August 19, 2009. Subsequent to the period ended June 30, 2009, the Company restated its financial statements for the years ended December 31, 2007 and 2008 and the quarterly period ended March 31, 2009 based on errors discovered related to warrants and options needing to be treated as liabilities rather than equity. This caused the Company to conclude its disclosure controls and procedures were not effective. The Company implemented a new control to analyze all equity and derivative issuances for potential liability. However, since the Company has corrected the errors, the Company now maintains that its disclosure controls and procedures (defined in Rule 13a-15(e) or 15(d)-15(e) under the Exchange Act as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time frames specified in the Commission’s rules and forms) are effective. The Form 10-Q for the quarter ended June 30, 2009 will be amended as applicable.

8100 M4 Wyoming Ave., Suite 420, Albuquerque, NM 87113

In connection with responding to the SEC’s comments, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you in advance for your attention to this matter.

Sincerely, /s/ Bruce Palmer Bruce Palmer President